# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0001770440
Persons authorized to receive notices and communications: Ms. Maria Dede, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9470-100

## Reporting persons
- Anastasios Margaronis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,022,624; sole dispositive power 0; shared dispositive power 11,022,624; aggregate amount beneficially owned 11,022,624 (8.7% of the class)
- Anamar Investments Inc (CIK 0001770440): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,626,676; sole dispositive power 0; shared dispositive power 9,626,676; aggregate amount beneficially owned 9,626,676 (7.6% of the class)
- ESX Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,395,948; sole dispositive power 0; shared dispositive power 1,395,948; aggregate amount beneficially owned 1,395,948 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Comment: This Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Commission on March 13, 2019 (as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 26, 2019, Amendment No. 2 to the Schedule 13D filed with the Commission on December 15, 2020, and Amendement No. 3 filed with the Commission on March 13, 2026 the "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc. (the "Issuer"). This Amendment No. 4 to the Schedule 13D is being filed soley to report a change in the Reporting Persons ownership percentage in the Issuer. Item 5 of the Schedule 13D is hereby amended and restated as follows.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 12, 2026, the Issuer had 123,539,757 Shares outstanding. The following persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Anamar is the record holder of 9,626,676 Shares, representing 7.6% of the Issuer's issued and outstanding Shares. ESX is the record holder of 1,395,948 Shares, representing 1.1% of the Issuer's issued and outstanding Shares. Margaronis indirectly may be deemed to beneficially own 11,022,624 Shares in aggregate, representing 8.7% of the Issuer's issued and outstanding shares, through Anamar and ESX, as the result of his ability to control the vote and disposition of such entities.

Anamar has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 9,626,676 Shares, representing 7.6% of the Issuer's issued and outstanding Shares. ESX has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,395,948 Shares, representing 1.1% of the Issuer's issued and outstanding Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 11,022,624 Shares, in aggregate, representing 8.7% of the Issuer's issued and outstanding Shares, through Anamar and ESX.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Anastasios Margaronis: /s/ Anastasios Margaronis, Anastasios Margaronis (03/18/2026)
- Anamar Investments Inc: /s/ Anastasios Margaronis, Anastasios Margaronis, Authorized Representative (03/18/2026)
- ESX Investments Inc.: /s/ Anastasios Margaronis, Anastasios Margaronis, Authorized Representative (03/18/2026)